February 3, 2005

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

ANNOUNCEMENT OF A PROPOSED PRIVATE PLACEMENT

The Board of Director’s of Stream Communications Network and Media Inc. ("the Company" or "Stream") is pleased to announce that the Company is undertaking a private placement of up to 1,500,000 units (“Unit”) at a price of $0.75 USD per unit.   Each Unit will be comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years.  There are no finders fees associated with this private placement.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With 55,000 subscribers currently, Stream is one of the principal consolidators of the cable TV sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol SCNWF.

For more information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.